                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549

                                  FORM 11-K

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended June 30, 1994

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 0-15828

                       EMPLOYEES SALARY REDUCTION PLAN
                 OF THE FIRST NATIONAL BANK IN MACOMB COUNTY
                           (Full title of the plan)


                          FIRST NATIONAL BANK CORP.
                               18800 Hall Road
                       Clinton Township, MI  48038-1340

                    (Name of issuer of the securities held
                   pursuant to the plan and the address of
                       its principal executive office)

EMPLOYEES SALARY REDUCTION PLAN OF THE
FIRST NATIONAL BANK IN MACOMB COUNTY

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                                  1

FINANCIAL STATEMENTS:

  Statement of Assets Available for Benefits as of June 30, 1994 and 1993                     2

  Statement of Changes in Assets Available for Benefits for the year ended June 30, 1994      3

  Notes to Financial Statements                                                              4-6

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED JUNE 30, 1994:

  Item 27(a) - Schedule of Assets Held for Investment Purposes                                7

  Item 27(d) - Schedule of Reportable Transactions - Series                                   8

SIGNATURES                                                                                    9

EXHIBIT INDEX:

  Exhibit 23 - Independent Auditors' Consent



INDEPENDENT AUDITORS' REPORT

Plan Administrator
Employees Salary Reduction Plan of the
   First National Bank in Macomb County
Mount Clemens, Michigan

We have audited the accompanying statement of assets available for benefits of the Employees Salary Reduction Plan of the First National Bank in Macomb County as of June 30, 1994 and 1993, and the related statement of changes in assets available for benefits for the year ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of June 30, 1994 and 1993 and the changes in assets available for benefits for the year ended June 30, 1994, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the assets available for benefits and changes in assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules of (1) assets held for investment as of June 30, 1994, and (2) transactions in excess of 5% of the current value of plan assets for the year ended June 30, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and these schedules are the responsibility of the Plan's management. Such supplemental information by fund and such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, except for the omission of certain historical cost information, are fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
- -------------------------
Deloitte & Touche LLP
Detroit, Michigan


December 16, 1994

EMPLOYEES SALARY REDUCTION PLAN OF THE
FIRST NATIONAL BANK IN MACOMB COUNTY

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 1994 AND 1993
- --------------------------------------------------------------------------------

                                                  1994             1993

ASSETS:
  Investments at current value:
    Guaranteed Income Fund                   $2,438,877           $2,467,396
    Bond Fund                                   139,969               98,376
    Equity Fund                                 527,087              333,110
    Money Market Fund                            29,508              146,485
    FNB Cash Fund                                68,814
    FNB Stock Fund                              474,510
    Loans to participants                       152,368              166,384
                                             ----------           ----------
           Total                              3,831,133            3,211,751
  Receivables - employer contribution            16,092               12,612
                                             ----------           ----------
ASSETS AVAILABLE FOR BENEFITS                $3,847,225           $3,224,363
                                             ==========           ==========

See notes to financial statements.

EMPLOYEES SALARY REDUCTION PLAN OF THE
FIRST NATIONAL BANK IN MACOMB COUNTY

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 1994

- ----------------------------------------------------------------------------------------------------------------------------------
                                                              Supplemental Information By Fund
                                     -------------------------------------------------------------------------------
                                     Guaranteed                         Money      FNB          FNB                       Total
                                       Income       Bond      Equity    Market     Cash        Stock          Loan         All
                                        Fund        Fund      Fund      Fund       Fund         Fund          Fund        Funds
ASSETS AVAILABLE FOR BENEFITS
  AT THE BEGINNING OF THE YEAR       $2,476,477   $ 99,007  $335,380  $ 147,115                              $166,384  $3,224,363

ADDITIONS:
  Employee contributions                206,254     21,395    70,570      9,161    $23,159                                330,539
  Employer contributions                123,990     11,872    38,596      6,017     11,930                                192,405
  Investment income                     198,750     (3,232)   14,648      3,636      4,055     $  87,660        5,087     310,604
  Transfers                            (413,425)    32,579   107,072   (126,307)    30,258       388,926      (19,103)
  Forfeiture allocation                   2,298        170       628        123                                             3,219
                                     ----------   --------  --------  ---------    -------     ---------     --------  ----------
           Total additions              117,867     62,784   231,514   (107,370)    69,402       476,586      (14,016)    836,767

DEDUCTIONS:
  Distributions to retired employees
   and beneficiaries (Note 5)           136,132     20,756    36,278     10,034        287                                203,487
  Forfeitures                             8,667        454     1,223         74                                            10,418
                                     ----------   --------  --------  ---------    -------     ---------     --------  ----------
           Total deductions             144,799     21,210    37,501     10,108        287                                213,905
                                     ----------   --------  --------  ---------    -------     ---------     --------  ----------
NET ADDITIONS (DEDUCTIONS)              (26,932)    41,574   194,013   (117,478)    69,115       476,586      (14,016)    622,862
                                     ----------   --------  --------  ---------    -------     ---------     --------  ----------
ASSETS AVAILABLE FOR BENEFITS
  AT THE END OF THE YEAR             $2,449,545   $140,581  $529,393  $  29,637    $69,115      $476,586     $152,368  $3,847,225
                                     ==========   ========  ========  =========    =======     =========     ========  ==========

See notes to financial statements.

EMPLOYEES SALARY REDUCTION PLAN OF THE
FIRST NATIONAL BANK IN MACOMB COUNTY

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1994 AND 1993
- --------------------------------------------------------------------------------

1.     THE PLAN

       The First National Bank in Macomb County (formerly First National Bank in Mount Clemens) Employee Salary Reduction Plan (the Plan) was established on July 1, 1983, was amended on July 1, 1989, under the provisions of Section 401(k) of the Internal Revenue Code, and was last amended on February 25, 1994 to include First National Bank Corp. (FNBC) $3.125 par value common stock, which is held in trust by Comerica Bank, as an investment option under the Plan. The Plan is a profit-sharing plan designed to enable eligible employees to contribute to the Plan trust up to 10% of their annual compensation.

       PARTICIPANTS - Employees of the First National Bank in Macomb County (the
       Bank) become participants when they have been employed six months and have completed 500 hours of service. To remain a participant an employee must complete 20 hours of service per week for an indefinite period of time. There were 247 and 255 contributing participants as of June
       30, 1994 and 1993, respectively.

       PARTICIPANT CONTRIBUTIONS - A participant may contribute from 1% to 10% of compensation, as defined in the Plan.

       BANK CONTRIBUTIONS

       BASIC - At the discretion of the Board of Directors, an annual basic contribution equal to 1% of the participants' compensation may be made by the Bank. All basic contributions are 100% vested with the employee, provided the participant complies with the provisions as defined by the Plan.

       MATCHING - At the discretion of the Board of Directors, the Bank may make supplemental matching contributions as follows:


                            Participant         Bank Contribution
                           Contribution          As A Percent Of
                            Percentage            Compensation
                           1 %                       .5 %
                           2                         1.0
                           3                         1.5
                           4                         2.0
                           5 and more                2.5

       VESTING - Other than the supplemental matching contribution, participant account balances are 100% vested. The supplemental matching contribution is vested as follows:


                      Years Of
                    Participation           Vesting
                      In Plan              Percentage
                        1                     20 %
                        2                     40
                        3                     60
                        4                     80
                        5                    100


       However, the five-year requirement for 100% vesting of the Bank's matching contribution shall be waived in the event of death or election of early retirement as defined by the Plan.

       FORFEITURES - Nonvested matching contributions of terminated participants become forfeitures after the participant incurs a five-year break in service, as defined in the Plan. Forfeitures shall be distributed by the trustee among the accounts of the remaining participants in the proportion that each account balance bears to the total account balances of all participants.

       ALLOCATIONS - At the end of each quarter, a participant's account is adjusted to reflect the net earnings of the Plan, including investment appreciation or depreciation for that quarter. The adjustment is
       allocated based on the   participant's proportionate share of the
       aggregate account balances at the beginning of the quarter, adjusted for certain changes, as defined in the Plan, occurring during the quarter.

       WITHDRAWALS - A participant may withdraw an amount from his participant contribution account due to hardship, as defined and limited in the Plan.

       LOANS - As of July 1, 1989, a participant may borrow against his vested account balance as allowed by the Plan.

       TERMINATIONS - The normal retirement age defined by the Plan is 59-1/2. Upon normal retirement or death, the entire balance of the participant's account becomes payable to the participant or his beneficiary. Upon any
       other    termination of employment, the participant receives the vested portion of his account. All benefits are payable in either a lump-sum, fixed periodic payments, or an annuity, as determined by the Plan administrative committee.

       PLAN ADMINISTRATION - Costs of plan administration are paid by the Bank.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting.

       INVESTMENTS - The investments of the Plan are stated at fair value, calculated by reference to published market quotations where available; where not available, various bases are used in arriving at estimates of fair value.

       INVESTMENT INCOME includes net unrealized gains and losses in accordance with the policy of stating investments at fair values.

       SECURITY TRANSACTIONS - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis.

3.     INVESTMENTS

       Investments that represent five percent or more of the plan's assets as of the beginning of the year are separately identified as follows:

                                                   1994             1993

                Guaranteed Income Fund        $2,438,877       $2,467,396
                Equity Fund                      527,087          333,110
                Money Market Fund                                 146,485
                FNB Stock Fund                   474,510
                Loans to participants                             166,384

4.     TERMINATION OF THE PLAN

       In the event of complete termination of the Plan, the balance in the participant's account will be distributed in cash, either in a lump-sum or in installments, at the discretion of the committee which administers the Plan.

5.     INTERNAL REVENUE SERVICE STATUS

       The Internal Revenue Service has determined that the Plan, as amended through July 1, 1985, satisfies the requirements of Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income tax under Section 501(a) of the Internal Revenue Code. The Plan has technical amendments dated July 1, 1987 and July 1, 1989 in addition to the amendment dated February 25, 1994 to include First National Bank Corp. common stock as an investment alternative. In the opinion of the plan sponsor, the Plan continues to remain exempt from federal income taxes.

6.     BENEFITS PAYABLE

       Benefits payable for terminated and retired participants at June 30, 1994 and 1993 were $41,330 and $70,877, respectively.

7.     SUBSEQUENT EVENT

       On August 24, 1994, First National Bank Corp. (the Corporation) announced the execution of an agreement and plan of merger with Old Kent Financial Corporation. The merger is subject to approval of the Corporation's shareholders and regulatory agencies.

                                  * * * * * *

EMPLOYEES SALARY REDUCTION PLAN OF THE
FIRST NATIONAL BANK IN MACOMB COUNTY

EMPLOYER IDENTIFICATION NUMBER - 38-0855945
PLAN NUMBER - 002
FORM 5500

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 1994
- --------------------------------------------------------------------------------

                                                 (c)
                                       ------------------------------------------
             (b)                       Description of Investments,
     Identity of Issuer,                 Including Maturity Date,       Par Value                           (e)
     Borrower, Lessor,                 Interest Rate, Collateral and    or Number            (d)          Current
(a)   or Similar Party                       Par or Maturity Value      of Shares            Cost          Value
** Massachusetts Mutual Life             Guaranteed Income Fund           ***                 ***         $2,438,877
     Insurance Company                   Bond Fund                        ***                 ***            139,969
                                         Equity Fund                      ***                 ***            527,087
                                         Money Market Fund                ***                 ***             29,508
                                         FNB Cash Fund                                    $  68,814           68,814
** First National Bank Corp.             FNB Stock Fund                                     389,002          474,510
** Participants                         *Loans                                              152,368          152,368
                                                                                                          ----------
   Total investments                                                                                      $3,831,133
                                                                                                          ==========

*  Interest rates on loans to participants range from 9.0% to 12.0%.

** Party-in-interest.

***Information is not provided by the trustee.

EMPLOYEES SALARY REDUCTION PLAN OF THE
FIRST NATIONAL BANK IN MACOMB COUNTY

EMPLOYER IDENTIFICATION NUMBER - 38-0855945
PLAN NUMBER - 002
FORM 5500

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES
(TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS)
YEAR ENDED JUNE 30, 1994
- --------------------------------------------------------------------------------

The following series of transactions were in excess of 5% of the fair value of plan assets at the beginning of the year:

                                                                                                               (h)
                                      (b)                                              (f)                   Current
                               Description of Asset                                  Expenses                Value of      (i)
       (a)                    (Include Interest Rate    (c)        (d)      (e)      Incurred      (g)       Asset on      Net
    Identity of                 and Maturity in       Purchase   Selling   Lease       with        Cost     Transaction    Gain
   Party Involved                Case of Loan)         Price      Price    Rental   Transaction  of Asset      Date       (Loss)
Massachusetts Mutual Life
  Insurance Company         Guaranteed Income Fund    $396,888              *           *        $396,888    $396,888

Massachusetts Mutual Life
  Insurance Company         Guaranteed Income Fund              $176,118    *           *            *        176,118       *

First National Bank Corp.   FNB Stock Fund             389,002              *           *         389,002     389,002


* Information is not provided by the trustee.

                                  SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              /s/ Harold W. Allmacher
                                              ----------------------------
                                              Harold W. Allmacher,
                                              Plan Administrator
                                              Employees Salary Reduction
                                              Plan of the First National
                                              Bank in Macomb County

                                EXHIBIT INDEX



Exhibit
  No.                  Description
- -------                -----------
23                     Independent Auditors' Consent